UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)1 or 13(e)(1)
of the Securities Exchange Act of 1934

NOVAGOLD RESOURCES INC.

(Name of Subject Company (issuer))

BARRICK GOLD CORPORATION

(Name of Filing Person (offeror))

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary**
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________________________
Form or Registration No.:_____________________________
Filing Party:_______________________________________
Date Filed:________________________________________
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION Certain information contained or incorporated by reference in this presentation, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars, South African rand and Papua New Guinea kina versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as copper, silver, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including our recent acquisition of Placer Dome; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. You are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this presentation are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

ADDITIONAL DISCLOSURE Investors and security holders are advised to read the tender offer statement by Barrick Gold Corporation related to the proposed tender offer for the outstanding common shares of NovaGold Resources Inc. when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the tender offer statement when it becomes available and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free when it becomes available from Barrick Gold Corporation on the website or by directing a request to Barrick Gold Corporation’s media or investor relations department. Barrick’s mineral reserves and resources have been calculated as at December 31, 2005 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the U.S. Securities and Exchange Commission, applies different standards in order to classify mineralization as a reserve. Accordingly, Barrick has classified the Pueblo Viejo and Buzwagi properties as mineralized material for U.S. reporting purposes. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick's mineral resources constitute or will be converted into reserves. For more information on Barrick’s mineral reserves and resources, and for a description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Integration of Placer Dome mines has been success-fully completed and synergies are being realized Excellent exploration potential around Placer Dome mine sites Advancing the pipeline of projects On track with 2006 guidance for gold production of 8.6-8.9 Mozs at total cash costs of $275-290/oz(1) and copper production of ~350 million pounds at total cash costs of $0.75-0.80 per pound(1) (1) Refer to final slide point #1

Projects: Donlin Creek (30%), Galore Creek, Nome Operations, Ambler (51%) Resources M+I Inferred  Gold (millions of ounces)  12.1 13.4 Silver (millions of ounces) 75.4 106.1 Copper (billions of pounds) 6.8 6.6 Net cash of US$185 million Market value of investments of US$65 million Source: NovaGold Q2 2006 report and April 2006 presentation

Strategic Rationale NovaGold’s North American assets are a logical fit, strengthening Barrick’s unrivalled pipeline of long-life projects Acquisition will consolidate 100% of Donlin Creek Adds high-quality gold/copper Galore Creek project Pioneer’s Grace property is a key component to the timely development of Galore Creek Provides pipeline for future reserve additions

All-Cash Offer for all Outstanding Shares of NovaGold at Value of US$1.5 billion Offer Price US$14.50 per NovaGold share in cash Premium  24% to NovaGold’s July 21, 2006  closing price Structure 35 day take-over bid  Minimum 75% tender condition Deal to be fully financed from existing cash and credit facility

Offer Price C$1.00 per Pioneer share in cash Total Value C$65 million Premium 54% to Pioneer’s July 21, 2006 closing price Structure 35-day takeover bid Minimum 2/3 tender condition Lock-up of key shareholders (over 40%) in support of the deal and a right to match Pioneer’s Board unanimously recommends acceptance of offer and have executed a support agreement

P&P reserves: 44.4 Moz M&I resources: 22.6 Moz ¬ 34.7 Moz proforma Inferred resources: 14.9 Moz ¬ 28.2 Moz proforma

Pascua-Lama Cortez / C. Hills (60%) Pueblo Viejo (60%) Donlin Creek Galore Creek Reko Diq (37.5%)(2) Ruby Hill Buzwagi Pro Forma GOLD* (millions of ounces) 36.1 Reserves P&P 33.2 Resources M+I 27.7 Resources Inferred * Assumes successful acquisition of NovaGold Resources (2) Refer to final slide point #2

Pascua-Lama(3) Pueblo Viejo (60%) Galore Creek Reko Diq (37.5%)(2) Galore Creek Pro Forma SILVER* (millions of ounces) 684.7 Contained in gold reserves 162.3 Resources M+I 74.0 Resources Inferred Pro Forma COPPER* (billions of pounds) 12.5 Resources M+I 9.5 Resources Inferred * Assumes successful acquisition of NovaGold Resources (2) refer to final slide point #2 (3) refer to final slide point #3

Strengthens pipeline of projects Adds exploration and reserve replacement potential Consolidates Donlin Creek Agreement with Pioneer consolidates land position around Galore Creek for development Barrick’s strong balance sheet will allow project development without equity dilution Leverages our experience operating in northern British Columbia and good community relations

Enhances Barrick’s North American portfolio Excellent potential at Donlin Creek and Galore Creek Opportunity to add significant gold and copper production All-cash bid increases Barrick’s gold and copper leverage Lock-Up with Pioneer + Full & Fair NovaGold Bid = Confidence to Conclude Deal

1. Total cash costs is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs exclude amortization expense and inventory purchase accounting adjustments. For further information on this performance measure see page 15 of Management’s Discussion and Analysis found in the First Quarter Report 2006. 2. Calculated in accordance with JORC standards, as publicly reported by Tethyan Copper Company. 3. Silver contained within reported gold reserves.